DETACH – THIS IS YOUR PROXY

EIGER TECHNOLOGY, INC.

PROXY SOLICITED BY MANAGEMENT

For use at the Annual & Special Meeting of Shareholders to be held on
Tuesday, the 21st day of March, 2006

The undersigned holder of common shares (the “Shares”) of Eiger Technology, Inc. (the “Company”) hereby nominates and appoints Gerry A. Racicot, President and Chief Executive Officer of the Company, or failing him, Jason Moretto, Chief Financial Officer of the Company, or instead of either of the foregoing _____________________________________________, as the nominee of the undersigned to attend and act for and on behalf of the undersigned at the annual and special meeting of shareholders of the Company to be held on Tuesday, the 21st day of March, 2006 (the “Meeting”) at 2:00 p.m. (Toronto time), at 144 Front Street, Suite 700, Toronto, Ontario M5J 2L7 and at any adjournment or adjournments thereof and, without limiting the generality of the power hereby conferred, the nominees designated above are specifically directed, on any ballot that may be called for, to vote the Shares registered in the name of the undersigned as specified below (see Notes below):

(a)	i) VOTE FOR [ ] or VOTE AGAINST [ ] or WITHHOLD VOTE [ ] for the election of GERRY RACICOT as a director of the Company;

ii) VOTE FOR [ ] or VOTE AGAINST [ ] or WITHHOLD VOTE [ ] for the election of JASON MORETTO as a director of the Company;

iii) VOTE FOR [ ] or VOTE AGAINST [ ] or WITHHOLD VOTE [ ] for the election of JOHN SIMMONDS as a director of the Company;

iv) VOTE FOR [ ] or VOTE AGAINST [ ] or WITHHOLD VOTE [ ] for the election of SIDNEY HARKEMA as a director of the Company;

v) VOTE FOR [ ] or VOTE AGAINST [ ] or WITHHOLD VOTE [ ] for the election of PHILIP CASSIS as a director of the Company;

(b)	VOTE FOR [ ] or VOTE AGAINST [ ] for the reappointment of SF Partnership, LLP Chartered Accountants, as auditors and to authorize the directors to fix their remuneration; and

(c)	VOTE FOR [ ] or VOTE AGAINST [ ] the passing by Special Resolution, with or without amendments, that the Board of Directors approves that management can change the Company’s name and the name of any subsidiaries or change jurisdiction of the Company or any subsidiary of same all as described in the Management Proxy Circular of the Company delivered to the shareholders of the Company in connection with the Meeting.

If any amendments or variations to the matters referred to above or to any other matters identified in the Notice of the Annual Meeting are proposed at the Meeting or any adjournment or adjournments thereof or if any other matters which are not now known to Management of the Company should properly come before the Meeting or any adjournment or adjournments thereof, this proxy confers discretionary authority on the proxy nominees to vote on such amendments or variations or such other matters in accordance with the best judgment of the proxy nominees.

This proxy is solicited on behalf of Management of the Company for use at the Meeting and any adjournment or adjournments thereof. Shareholders of the Company have the right to appoint a person other than the nominee designated above to attend and act on their behalf at the Meeting and may exercise such right by inserting the name of their nominee in the blank space provided for that purpose above or by completing another proper form of proxy and, in either case, by returning the completed proxy to the Company’s registrar and transfer agent, Pacific Corporate Trust Company at 625 Howe Street, 10th Floor, Vancouver, British Columbia V6C 3B8 not less than 48 hours (excluding Saturdays and holidays) prior to the Meeting or any adjournment thereof or delivered to the chair of the Meeting on the day of the Meeting prior to its commencement thereof or any adjournment thereof.

DATED the _________day of _______________________, 2006

______________________________________________	______________________________________________
Signature of Shareholder	Name of Shareholder (Please Print)

NOTES:

1.

The Shares represented by this proxy will be voted or withheld from voting, or voted for or against, as the case may be, on any ballot that may be called for in accordance with the foregoing directions and, if the shareholder specifies a choice with respect to any matter to be acted upon, the Shares will be voted accordingly. In the event that no specification has been made with respect to voting for, withhold voting or voting against any of the resolutions described above, the proxy nominees are instructed to vote the Shares represented by this proxy FOR such resolution.

2.

This proxy form must be signed and dated by the shareholder or his attorney authorized in writing or, if the shareholder is a Company, by any officer or attorney of the Company duly authorized. If the proxy form is not dated in the space provided, it is deemed to be dated on the date on which it is mailed by the Company.